UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



* * * * * * * * * * * * * * * * *
In the Matter of                *
                                *
ENTERGY CORPORATION             *              CERTIFICATE
ENTERGY ENTERPRISES, INC.       *           PURSUANT TO RULE 24
                                *
File No. 70-7851                *
File No. 70-8002                *
File No. 70-8010                *
File No. 70-8105                *
                                *
(Public Utility Holding Company *
Act of 1935)                    *
* * * * * * * * * * * * * * * * *


      Pursuant  to  Rule  24 promulgated by  the  Securities  and

Exchange  Commission  (SEC)  under  the  Public  Utility  Holding

Company  Act  of  1935,  as  amended  (Act),  modified   by   the

application(s)  -  declaration(s),  as  amended,  in  the   above

referenced  files  and the related orders dated  July  25,  1991,

December  14, 1992(2), December 28, 1992, July 8, 1993, and  June

30,  1995,  respectively, this is to certify that  the  following transactions  were carried out during the three (3) months  ended

December  31,  1997  by Entergy Enterprises,  Inc.  (Enterprises)

pursuant to the authorization of the SEC.



Programs Authorized

      Pursuant  to the Orders, Enterprises is authorized  to  (a)

conduct  preliminary  development  activities  with  respect   to

various  investment  opportunities for the Entergy  System,   (b)

market  to non-associates the System's expertise and capabilities in  energy-related  areas,  including the  expertise  of  Entergy

Power, Inc. (EPI) gained from its bulk power business, (c) market to  non-associates  intellectual  property  developed  by  System

companies,    (d)   provide   various   consulting,   management,

administrative  and  support  services  to  associate  companies,

excluding  certain associate companies (Excluded Companies<FN1>),

(e) provide directly, or indirectly through one or  more  special purpose subsidiary companies of Entergy Corporation (Entergy)  or

Enterprises   (O&M   Subsidiaries),   various   operations    and

maintenance services to non-associate or associate companies, and

(f)   develop  and  field  test  telecommunications  systems  for advanced energy management and other utility applications.

       During  the  quarter,  Enterprises  participated  in   the

following:

I.   Preliminary Development Activities

       During  the  quarter,  Enterprises  has  been  engaged  in preliminary  development  activities  relating  to  investigating sites,  research,  contract drafting and negotiations,  acquiring options  or  rights, partnership selection and  other  activities necessary  to  identify and analyze investment opportunities  for

Entergy.  These  development  activities  include  domestic   and

international opportunities.

      During  the  quarter,  Enterprises  expended  $192,829  for preliminary  development  activities  associated  with  potential investments  that would qualify as "exempt wholesale  generators"

under  Section  32(a)  of  the  Act.   In  addition,  Enterprises

recorded   $9,224,639  for  preliminary  development   activities

associated  with  potential investments  that  would  qualify  as

"foreign  utility  companies"  under  Section  33  of  the   Act.

Enterprises  also expended $1,018,419 for preliminary development activities  associated  with  potential  investments  that  would qualify  as "nonutility business."  Finally, Enterprises recorded

an   expenditure   of  $4,716,103  for  preliminary   development

activities  associated  with  potential  investments   in   other

domestic energy related businesses.

II.  Management Services Provided to Associate Companies

     Enterprises provided certain management and support services to  its  associate companies, EPI, Entergy Power Marketing Corp.,

Entergy   Power  Edesur  Holding  Ltd.,  Entergy  S.A.,   Entergy

Integrated  Solutions,  Inc.  (EIS), Entergy  Technology  Holding

Company  (ETHC), Entergy Technology Company (ETC), Entergy  Power

Development  Corporation, Entergy International  Holdings,  Ltd.,

LLC    (formerly    Entergy   Power   Development   International

Corporation),  Entergy Pakistan, Ltd., EP Edegel,  Inc.,  Entergy

Power CBA Holding Ltd., Entergy Operations Services Inc., Entergy

Power  Operations  Corp.,  Entergy Power  International  Holdings

Corporation,  Entergy Power Generation Corporation,  and  Entergy

Nuclear,  Inc.  (ENI).   Enterprises charged these companies  for

direct costs incurred plus an indirect loading based upon current

month  Enterprises  administrative charges.   In  regard  to  EPI

($354,039), these services included marketing of EPI capacity and energy  to other utilities at wholesale, preparation of contracts

and   regulatory  filings,  oversight  of  plant  operations  and maintenance  by plant operators, and procurement of  transmission services.  In regard to Entergy Power Marketing Corp.($3,196,865)

these  services  included marketing of  energy  to  utilities  at wholesale,  preparation of contracts and regulatory  filings  and

procurement   of  transmission  services.   In  regard   to   EIS

($609,211),  Entergy  Power Edesur Holding Ltd.  ($45,979),  ETHC

($860,640),  Entergy Technology Company ($222,100) Entergy  Power

Development Corp. ($11,814,901), Entergy International  Holdings,

Ltd.,LLC.  ($2,692,513),  Entergy  Pakistan  Ltd.  ($37,481),  EP

Edegel,   Inc.   ($722,743),  Entergy  Power  CBA  Holding   Ltd.

($16,712),  Entergy  Operations Services Inc. ($38,472),  Entergy

Power  Operations Corp. ($1,084,222), Entergy Power International

Holdings   Corp.   ($275,474)  Entergy  Power  Generation   Corp.

($99,729),  and Entergy Nuclear, Inc. ($364,773), these  services were related to management oversight and project development.

III.  Consulting Activities with Non-Associate Companies

      Enterprises,  under  contract with Louisiana  Hydroelectric

Ltd.  Partnership,  continues to provide an  array  of  technical services/support for a hydro electric transmission line  project.

Certain  Entergy  Services,  Inc.  personnel  are  providing  the

services.   The  Louisiana  Hydroelectric  Ltd.  Partnership  was

charged $11,723 for services rendered during this quarter.

IV.  Development and Field Testing of CCLM/AFS

                As previously reported, Enterprises concluded its

     CCLM  testing program and does not intend to resume  testing

     of   CCLM  dedicated  systems  in  the  foreseeable  future.

     However,  consistent  with  Enterprises'  authorization   to

     engage  in  preliminary development activities,  Enterprises continues  to  investigate other utility and energy  related

     applications   of  communications  technologies,   including

     automated meter reading, power outage reporting and consumer accessible  information such as real-time meter  information

     and   bill   estimation  systems.    Amounts   expended   by

     Enterprises  in connection with such preliminary development activities  are  reported as "nonutility  business"  related expenses under Item "1" above.

V.   Formation and Capitalization of O&M Subsidiaries

           During  the  fourth quarter 1997, Entergy  Corporation

acquired 1,000 shares of the common stock of Entergy Global Power

Operations  Corporation (EGPOC), a Delaware  corporation,  for  a total  purchase price of $1,000.  EGPOC acquired 1,000 shares  of the capital stock of Entergy Power Operations U.S., Inc. (EPOUS),

a  Delaware  corporation, for a total purchase price  of  $1,000.

Each  of  EGPOC  and  EPOUS were organized as "O&M  Subsidiaries"

pursuant  to the Commission's order dated June 30, 1995  in  File

No. 70-8105.

VI.  Nature and Extent of O&M Services Provided.

      During  the  quarter, Enterprises' wholly owned subsidiary,

Entergy Nuclear, Inc. (ENI), provided nuclear management services to  Maine Yankee Atomic Power Company.  A new contract was signed on  November 6, 1997, to extend the original agreement to provide

management   services  for  initial  decommissioning   activities

through September 30, 1998.  ENI was paid a fixed monthly fee for providing  these services and was reimbursed its actual  expenses for  labor and related charges at cost for the services provided.

The  total amounts billed for services in the fourth quarter were

$1,336,603  consisting  of a market based  fee  and  reimbursable expenses.

      In  addition, during the quarter, Enterprises' wholly owned subsidiary,  Entergy Operations Services, Inc.  (EOSI),  provided power  project  related  operation  and  management  services  to

several   customers,  including  professional  advice,  technical

expertise and maintenance services.  Specifically, for  the  City of Austin, EOSI performed a review of the 1998 Nuclear budget and

provided  a  report  on outsourcing of O&M services.   EOSI  also

provided  (a)  management consulting to ESKOM,  a  South  African utility,  with respect to technologies pertinent to  power  plant operations  and  maintenance  and  (b)  various  maintenance  and oversight services to Cytec Industries, Georgia Pacific, Maverick

Tubes  and PSE&G in connection with transmission, substation  and transformer  facilities/equipment. The total amounts  billed  for services  in  the  fourth  quarter were $209,480,  consisting  of market based fees and reimbursable expenses.



      During the quarter, $722,181 was billed to Liberty Power by

Entergy  Power  Operations Pakistan, LDC for providing  technical expertise  and construction oversight services; such  charges  to

Liberty Power are market based.

      Entergy and Enterprises represent that no Excepted  Company

has   subsidized  the  operations  of  Enterprises  or  any   O&M

Subsidiary,  and  that  the rendering  of  O&M  Services  by  O&M

Subsidiaries   is  in  compliance  with  the  applicable   rules,

regulations  and orders of the Commission and has  not  adversely affected  the  services provided by any Excepted Company  to  its customers.

     During the three months ended December 31, 1997:

      A.  Enterprises incurred amortization expenses relating  to the organization of EIS in the amount of $6,310.

      B.  Enterprises' unaudited unconsolidated Balance Sheet and unconsolidated Income Statement for the twelve month period ended

December 31, 1997 are included as Exhibit 1.

      IN  WITNESS WHEREOF, the undersigned companies have  caused this  certificate  to be executed on this 17th day  of  February,

1998.



ENTERGY CORPORATION

By:  /s/ Louis E. Buck
     Louis E. Buck
     Vice President,
     Chief Accounting Officer &
     Asst. Secretary

ENTERGY ENTERPRISES, INC.

By:  /s/ Stephen Refsell
     Stephen Refsell
     Asst. Secretary
_______________________________

<FN1>  The Excluded Companies are Entergy's retail operating companies (Entergy Arkansas Inc., Entergy Louisiana Inc., Entergy Mississippi Inc., Entergy New Orleans Inc. and Entergy Gulf States Inc.), System Energy Resources, Inc., System Fuels, Inc., Entergy Operations, Inc., Entergy Services, Inc., and any other subsidiaries that Entergy may create whose activities and operations are primarily related to the domestic sale of electric energy at retail or at wholesale to affiliates or the provision of goods or services thereto.